UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2005

Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

.

B r a d e s c o	Publicly-held Company
Corporate Taxpayer's ID (CNPJ) 60.746.948/0001- 12

Notice to Stockholders

Payment to the Company’s stockholders of Complementary
and One Hundred Percent Bonus Stock

The Management Bodies of Banco Bradesco S.A., gathered in meetings held on October 10th, 2005, decided:

Board of Executive Officers

To propose to the Company’s Board of Directors, in a meeting of this body to be held on November 11th, 2005, the payment to the Company’s stockholders of Complementary Interest on Own Capital relating to the fiscal year of 2005, in the amount of R$1.755955872 per common stock and R$1.931551459 per preferred stock, which represent approximately 30.8 times the monthly interest paid, benefiting the stockholders registered in the Bank’s books on that date (11.11.2005) .

Upon approval of this proposal, the payment will be settled on April 28th, 2006, in the net amount of R$1.492562491 per common stock and R$1.641818741 per preferred stock, already deducting fifteen percent (15%) withholding Income Tax, except for corporate entities stockholders, which are exempted from this taxation, and thus will receive the declared amount.

The Interest on Own Capital related to the stocks deposited at CBLC (Brazilian Clearing and Depositary Corporation) shall be paid to the referred CBLC, which will transfer this interest to the stockholders by means of depositor Brokerage Houses.

The table below presents a statement of the paid, declared and proposed Interest on Own Capital relating to the fiscal year of 2005:

In R$
Monthly	339,554,458.79
1st half - Intermediary	293,706,480.66
Complementary of fiscal year 2005	903,739,060.55
Total	1,537,000,000.00

Per stock, in R$
Type	Total Monthly	1st half – Intermediary	Complementary of fiscal year 2005	Total
Common (ON)	0.664120000	0.570000000	1.755955872	2.990075872
Preferred (PN)	0.730532000	0.627000000	1.931551459	3.289083459

The capital remuneration policy adopted by Bradesco aims the distribution of Interest on Own Capital in the maximum calculated amount in conformity with the current legislation, which are determined, net of withholding Income Tax, in the calculation of mandatory dividends of the fiscal year as provided in the Company’s Bylaws.

The Board of Executive Officers, based on the net income posted in the fiscal year of 2005, may propose to the Board of Directors the distribution of Dividends to the Company’s stockholders, complementing Interest paid and declared in the fiscal year.

Board of Directors

To call for a Special Stockholders’ Meeting, to be held on November 11th, 2005, at 4:00 p.m., at the Company’s head office, Cidade de Deus, Vila Yara, Osasco, São Paulo, in the “Salão Nobre”, on the 5th floor of Prédio Novo, in which the Board of Directors will present the proposals to:

Increase the capital stock in the amount of R$3,000,000,000.00, from R$10,000,000,000.00 to R$13,000,000,000.00, by using a portion of the balance in the “Profit Reserve - Statutory Reserve” account, attributing to the Company’s stockholders, on a free basis, as bonus stock held, 1 (one) new stock, of the same type, for each stock possessed. The bonus stock held on a date to be announced to the market by the Company, after the process is approved by the Central Bank of Brazil.

Simultaneously to the operation in the Brazilian Market, and in the same proportion, the bonus stock will benefit the DRs holders - Depositary Receipts in the U.S. (NYSE) and European (Latibex) Markets, as investors will receive one (1) new DR for each DR held, which will continue to be traded at the ratio of one (1) preferred stock for one (1) DR, in the respective markets.

The operation aims at providing an improved liquidity to the shares, with the subsequent adjustment to the quote value on the market to a more attractive level for trading, not implying an increase in the distribution of monthly dividends and/or interest on own capital.

Thus, the monthly interest on own capital to be declared after including the bonus stock in stockholders’ positions, will have its value adjusted, from R$0.057000 to R$0.028500 per common stock and from R$0.062700 to R$0.031350 per preferred stock, so that the stockholders will continue receiving equal amount of Interests.

Current stocks issued by the Company will continue to be traded, entitled to bonus stock, and new stocks will be made available for trading after the approval of respective process by the Central Bank of Brazil and included in the stockholders’ position, which will be purpose of announcement to the market.

The unit price to be attributed to the bonus stock, pursuant to the provisions in the Paragraph 1st of Article 25 of the Normative Ruling of the Brazilian Internal Revenue Service 25, as of 3.6.2001, will be informed on the date of the Meeting.

Dividends - Stocks resulting from the bonus stock will be entitled to monthly dividends and/or interest on own capital, and possibly complementary dividends and/or interests to be declared from the date the new stocks are included in the stockholders’ position. They also will be fully entitled to possible attributed advantages to other stocks from the referred date.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 11, 2005

BANCO BRADESCO S.A.

By:	/S/ José Luiz Acar Pedro
José Luiz Acar Pedro Executive Vice President and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.